MAXIMUM DYNAMICS INC.
                           2 NORTH CASCADE, SUITE 1100
                        COLORADO SPRINGS, COLORADO 80903


October 25, 2004


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, AS AMENDED (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2003 (REGISTRATION NO. 333-116948)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Maximum Dynamics, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on June 29, 2003 (the "Registration Statement").

Registrant filed a request on October 22, 2004, however, the basis for the request was incorrectly stated on the request. No securities where sold in connection with the Registration Statement. The request is being sought based on the Registrant's desire not to proceed with registration at this time. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Eric Majors

Eric Majors
Chief Executive Officer